DISTINCTIVE DEVICES, INC.
                         1324 Motor Parkway, Suite 134
                              Hauppage, NY  11788
                           Commission File No: 0-2749

                            ------------------------

                         INFORMATION STATEMENT PURSUANT
                  TO SECTION 14(f) OF THE SECURITIES EXCHANGE

                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

                           --------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

     This Information Statement (the "Information Statement") is being mailed on or about August 13, 1999, to the holders of record on July 28, 1999, of the shares of the common stock, par value $ .05 (the "Common Stock") of Distinctive Devices, Inc. (the "Company"). It is being furnished in connection with the election of certain designees of certain shareholders of EagleView Industries, Inc. ("EagleView"), a Florida corporation, to the Board of Directors of the Company (the "Designees").

     Pursuant to a Stock Exchange Agreement, as amended (the "Agreement"), between the Company and the holders of 80.7% of the outstanding shares of capital stock of EagleView, the Company will acquire such outstanding Common Stock of EagleView in exchange for the issue of 8,051,340 shares of the Company's Common Stock (the "Transaction"). The Agreement additionally provides that within thirteen months of August 10, 1999, the Closing Date under the Agreement, the Company will offer to exchange additional shares of its Common Stock for the balance of the shares of EagleView capital stock that are outstanding as at such Closing Date and are not being acquired by the Company on the Closing Date. Such exchange or exchanges shall have an exchange ratio which shall reflect the Company's commitment to issue an aggregate of 9,976,120 shares of its Common Stock in exchange for all of the outstanding shares of EagleView as at the Closing Date, which is the exchange ratio by which the Common Sto f the Company is being exchanged for the 80.7% of the outstanding shares of EagleView. Such exchange may be effected by a merger of EagleView into or with the Company or a wholly-owned subsidiary of the Company.

     EagleView was organized during February 1998 to enter into the digital wireless transmission industry utilizing microwave transmission to achieve high-speed transmission of Wide Area Networks and Wireless Internet Access Systems. EagleView intends to supply on a turn-key basis wireless systems, including site engineering evaluation and planning, system cost estimates, customized financial analysis and projections, and system construction and operation. Although EagleView was organized during February 1998, it has had limited operating experience and has not had any sales.

     Consummation of the Transaction resulted in a change of control.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Designees to the Board. However,
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The current principal executive office of the Company is located at 1324 Motor Parkway, Suite 134, Hauppauge, New York 11788. Upon completion of the Transaction, the principal office of the Company will be located at 110 E. Atlantic Avenue, Suite 230, Delray Beach, Florida 33444.

                                  COMMON STOCK

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock is entitled to one vote. As of July 31, 1999, there were 4,119,902 shares of Common Stock outstanding.
Upon consummation of the Transaction, there will be 12,292,954 shares of Common Stock outstanding.

                  RIGHT TO DESIGNATE DIRECTORS; THE DESIGNEES

     The Board of Directors of the Company currently consists of four members. Each director holds office until his or her successor is elected and qualified or until his or her death, resignation or removal. The Agreement provides that, at the time of the closing of the Transaction, two of the current directors of the Company, other than Earl M. Anderson, Jr. and Walter E. Freeman, will resign as directors and the Board will cause the Designees to be elected as directors as of the time of the closing. The Company intends to comply with this provision and appoint the four Designees to the Board of the Company. Two of such Designees shall replace Ms. Joanne L. Kalt and Mr. James
R. Hawk, current directors of the Company.

     The election of the Designees is a condition, among others, of the Transaction. Effective as of the date of closing of the Transaction, which occurred on August 10, 1999, all of the current officers and directors of the Company other than Earl M. Anderson, Jr. and Walter E. Freeman, resigned as officers and directors and caused the Designees to be elected as directors as of the time of the closing. The designees of the stockholders of EagleView who are parties to the Agreement are: Michael J. Paolini, Alfred M. Carroccia, Jr., Earl M. Anderson, Jr. and Walter E. Freeman.

     EagleView Technologies, Inc. ("Technologies"), holder of 74.4% of the outstanding stock of EagleView, and one of the shareholders of EagleView who is a party to this Agreement, has informed the Company that each of Michael J. Paolini and Alfred M. Carroccia, Jr. has consented to act as a director.

     It is expected that the Designees who are not currently Directors of the Company may assume office at any time following the consummation of the Transaction, but not less than ten (10) days subsequent to the date that the Company shall file this Information Statement with the Securities and Exchange Commission and shall transmit this Information Statement to holders of record of the securities of the Company who would be entitled to vote at a meeting for election of directors, and that, upon assuming office, the Designees will thereafter constitute a majority of the Board.

DESIGNEES

     The following table sets forth the name, present principal occupation or employment, five-year employment history and certain other information concerning two of the Designees:

Michael J. Paolini- Age 57. Mr. Paolini will serve as a Director of the Company. He is currently President of EagleView and will be Chief Executive Officer and President of the Company. He has served as President of EagleView Technologies, Inc., a company in the business of wireless communications from 1993 to the present. As indicated above, Technologies is the principal shareholder of EagleView.


Alfred M. Carroccia, Jr.- Age 53. Mr. Carrocia will serve as a Director of the Company. He is currently Executive Vice President of Technologies in charge of Operations and has held such position since 1993, and will be Executive Vice President and Treasurer at the Company.


     In addition to Messrs. Paolini and Carroccia holding the officer positions listed above, Mr. Anderson will become a Vice President and Chief Financial Officer and Ms. Kimberly Paolini, wife of Michael J. Paolini, will become Secretary of the Company.

     Information concerning Messrs. Anderson and Freeman, who are also Designees, is set forth below under the heading "Current Directors and Executive Officers of the Company."


            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Pursuant to the provisions of the Company's Bylaws, the Company's current directors and executive officers hold office until his or her successor is elected or appointed and qualified, or until his or her death, resignation or removal by the Board of Directors. Certain information about the Company's current directors and executive officers is set forth below.

Name                      Age         Position

Earl M. Anderson, Jr.     74         President of the Company since 1977 and
                                     Director since 1982.

Walter E. Freeman         74         Director since 1983.

James R. Hawk             57         Treasurer of the Company since 1979 and a
                                     Director since 1988.

Joanne L. Kalt            45         Vice President of the Company since 1976
                                     and Secretary of the Company since 1979.
                                     Director since 1980.

     Mr. Anderson has acted as an independent management consultant since 1964. He became President of the Company in 1977. He is a director of Sunair Electronics, Inc., an unaffiliated company.

     Mr. Freeman has acted as a financial consultant and bank management advisor in Alexandria, Virginia since 1982.

     Mr. Hawk serves as the Company's treasurer on a part-time basis. Since 1989 he has practiced with a public accounting firm in Danbury, Connecticut.

     Mrs. Kalt has been employed by the Company since 1975 and has served the Company as Secretary and Vice President for more than five years.


               MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     The Company does not have standing audit, nominating or compensation committees of the Board of Directors, or committees performing similar functions. During the fiscal year ended February 28, 1999, the Board of Directors held one meeting, which all Directors attended.

     Directors receive compensation for attendance at meetings of Directors. During the fiscal year 1999, such compensation aggregated $800.00.


                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

     The following tables set forth compensation paid or accrued to the chief executive officer of the Company. No director or officer received compensation exceeding $100,000 for any of the last three completed fiscal years.

                           SUMMARY COMPENSATION TABLE
Name and Principal
Position                Year    Paid   Deferred   Total  All Other Compensation
Earl M. Anderson, Jr.
President               1999   $12,000    -       $12,000    None

                        1998   $13,000    -       $13,000    None

                        1997   $63,000   -        $63,000    None

     Compensation does not include benefits which may be deemed personal, the amount of which cannot be precisely determined. No stock option or appreciation rights were granted for fiscal 1999.

     In 1990, Mr. Anderson entered into an agreement with the Company whereunder he is to receive, for consulting and management services rendered, $48,000 per annum and annual cost of living increases and bonuses, if any, as may be approved by the Board of Directors. Provisions include payment equal to his most recent annual compensation in the event of death and lesser compensation in the event of disability. Since he currently receives noncompete compensation from the purchaser of the Company's former businesses, he has waived the annual payment amount provided for in this agreement.

     Except for the arrangements described in both the preceding and subsequent paragraphs, the Company has no formal compensatory plan or contract with respect to the employment, resignation, retirement or termination of any director or officer, nor arising from a change of control of the Company.

     In connection with the Transaction and upon the closing of the Transaction, the Board of Directors has approved the following payments to Directors, two of whom are resigning as Directors: Earl M. Anderson, Jr. - $130,000, of which $65,000 is payable on the Closing Date and $65,000 in January 2000, Joanne Kalt - $45,000, of which $15,000 is payable on the Closing Date and $30,000 in January 2000; James R. Hawk, $15,000 on the Closing Date; and Walter E. Freeman, $5,000 on the Closing Date.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                             OWNERS AND MANAGEMENT

     The following tables set forth the number of shares, based on information obtained from the persons name below, of (1.) the Common Stock of the Company beneficially owned as of July 31, 1999 by (i) owners of more than 5% of the Company's Common Stock, (ii) each director of the Company and (iii) all officers and directors of the Company as a Group and (2.) the Common Stock of the Company to be beneficially owned as of the Closing Date upon completion of the Transaction by (i) owners of more than 5% of the Company's Common Stock
(ii) each director of the Company and (iii) all officers and directors of the Company as a Group:


1. Prior to Closing of the Transaction:

(a)  5% or more owners.




Title of Class     Name and Address  Amount & Nature of    Percent of Class (1)
                   of Beneficial     Beneficial Owner (1)
                   Holder

Common Stock,
$.05 par value    Earl M. Anderson, Jr.
                  21693 Town Place Drive
                  Boca Raton, FL  33433    904,500 shares     22.0%

                  Spear, Leeds & Kellogg
                  10 Exchange Place
                  Jersey City, NJ 07302(2) 228,387 shares      5.5%

                  Leonard Walker
                  205 Smith Manor Blvd.
                  West Orange, NJ  07052   244,750 shares      5.9%

(b)  Security Ownership of Management

The following table sets forth the number of shares of Common Stock owned by each director, and by all Directors and officers as a group, as of July 31, 1999:

Title of Class     Name and Address  Amount & Nature of    Percent of Class (1)
                   of Beneficial     Beneficial Owner (1)
                   Holder

Common Stock,
$.05 par value Earl M. Anderson, Jr.
               21693 Town Place Drive
               Boca Raton, FL  33433   904,500 shares        22.0%

               Walter E. Freeman
               921 Croton Drive
               Alexandria, VA  22308    11,000 shares         0.3%

               James R. Hawk
               146 Deer Hill Avenue
               Danbury, CT  06810       23,500 shares         0.6%

               Joanne L. Kalt
               2 Blinker Light Road
               Stony Brook, NY  11790   48,000 shares         1.2%

               Directors and officers
               as a group (4 persons)  987,000 shares        24.0%

(1) Unless otherwise noted, the Company believes that the named owners have sole voting and investment powers with respect to the shares held.

(2) Spear, Leeds & Kellogg is a registered broker-dealer and a member of the New York and American Stock Exchanges.

(3) Based upon 4,119,902 shares of Common Stock outstanding on July 31, 1999.

2. Subsequent to Closing of the Transaction

The following table sets forth the number of shares of Common Stock owned by holders of 5% or more of the Common Stock, each Director, and by all directors and officers as a group immediately following the Transaction:

Title of Class     Name and Address  Amount & Nature of    Percent of Class (1)
                   of Beneficial     Beneficial Owner (1)
                   Holder


Common Stock,
$.05 par value    EagleView Technologies, Inc.
                  110 E. Atlantic Avenue
                  Suite 230
                  Delray Beach, FL  33444  7,421,340 shares   60.37%

                 EagleView Properties, Inc.(3)
                 110 E. Atlantic Avenue
                 Suite 230
                 Delray Beach, FL  33444   7,421,340 shares   60.37%

                 Michael J. Paolini(4)
                 110 E. Atlantic Avenue
                 Suite 230
                 Delray Beach, FL  33444   7,421,340 shares   60.37%

                 Earl M. Anderson, Jr.
                 21693 Town Place Drive
                 Boca Raton, Florida  33433  904,500 shares    7.36%

                 Alfred M. Carroccia, Jr.
                 110 E. Atlantic Avenue
                 Suite 230
                 Delray Beach, FL  33444     400,000 shares    3.25%

                 Kimberly Paolini
                 110 E. Atlantic Avenue
                 Suite 230
                 Delray Beach, FL  33444   7,421,340 shares   60.37%

                 Walter E. Freeman
                 921 Croton Drive
                 Alexandria, VA  22308        16,000 shares    0.13%

                Directors and Officers
                as a group (5 persons)     8,741,840          71.11%

(1) Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) Based upon 12,292,954 shares of Common Stock outstanding as of the consummation of the Transaction.

(3)(4)	EagleView Properties, Inc. ("Properties"), a Florida corporation, owns
79.58% of the outstanding capital stock of Technologies. Michael J. Paolini owns 51% of Properties' outstanding stock and is a director and President of Properties and his wife, Kimberly Paolini, owns 24% of such outstanding stock. Each of Michael J. Paolini and Kimberly Paolini are deemed to be the beneficial owner of shares of Properties owned by the other. Accordingly, each is deemed to be the owner of 75% of Properties' outstanding stock. In addition, Mr. Carroccia owns 25% of the outstanding stock of Properties. By reason of the foregoing, each of Properties and Michael J. Paolini and Kimberly Paolini by reason of their ability to control the voting of the shares of the Company to be acquired by Technologies in the Transaction may be deemed to be the beneficial owner of the Company's Common Stock to be acquired by Technologies. Each of Michael J. Paolini and Kimberly Paolini disclaim beneficial own ership of shares of Properties owned by the other. Further, they each disclaim beneficial ownership of the Company's Common Stock deemed beneficially owned by Properties.


               COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, officers and persons who own more than 10% of the Common Stock of the Company ("Reporting Persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting Persons are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) reports they file.

     	Based solely on the Company's review of forms furnished to the Company, the Company believes that the Company's executive officers, directors and more than 10% shareholders complied with all filing requirements applicable to them.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Prior to the Closing Date, Joanne Kalt and James R. Hawk, who will be resigning their positions as Directors of the Company, and Walter E. Freeman, who will remain as a Director, purchased from Industries the following number of shares of Capital Stock of Industries for the following sums: Joanne Kalt, 20,000 shares - $10,000; Walter E. Freeman, 5,000 shares - $2,500; and James R. Hawk, 20,000 shares - $10,000. The price paid by each of such persons for the Industries' stock was the same price paid by other persons who have purchased shares of stock of Industries in a recent offering which has been terminated as at Closing Date. In connection with such purchase, each of Ms. Kalt and Messrs. Hawk and Freeman have become parties to the agreement and will be exchanging the shares of Industries' Capital Stock acquired by them for shares of the Company's Common Stock at the same ratio that the other parties to the Agreement are exchanging their shares of Capital Stock of Industries, such exchange ratio being two shares of the Company's Common Stock for each share of Industries' Capital Stock.

\Dated:  August 13, 1999.

                                  DISTINCTIVE DEVICES, INC.

                                  /s/ Earl M. Anderson, Jr.

                                  Earl M. Anderson, Jr., President
2